SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. __________)


                               Oriole Homes Corp.
                                (Name of Issuer)

                  Class A Common Stock $.10 Par Value Per Share
                         (Title of Class of Securities)

                                    686264102
                                 (CUSIP Number)

 Edward E. Obstler, Esquire, Gordon, Feinblatt, Rothman, Hoffberger
                                & Hollander, LLC
        233 E. Redwood Street, Baltimore, Maryland 21202, (410) 576-4227
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 10, 1998
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------                       --------------------------------------------------
CUSIP No.   686264102                                      13D            Page     2     of        7    Pages
          -------------------------------------                                ---------    -----------
-------------------------------------------------                       --------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          U.S.A. Fund Limited Partnership                                                                        52-1799734

-----------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                                          (b) |_|

-----------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC

-----------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                                                                   |-|
-----------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Maryland

-----------------------------------------------------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
        NUMBER                             0
          OF
        SHARES         ------------------------------------------------------------------------------------------------------
     BENEFICIALLY        8        SHARED VOTING POWER
        OWNED                              98,200
          BY           ------------------------------------------------------------------------------------------------------
         EACH            9        SOLE DISPOSITIVE POWER
      REPORTING                            0
        PERSON         ------------------------------------------------------------------------------------------------------
         WITH            10       SHARED DISPOSITIVE POWER
                                           98,200
-----------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   98,200
-----------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                                          |_|
-----------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   5.27%
-----------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   PN
-----------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------                       --------------------------------------------------
CUSIP No.   686264102                                      13D            Page     3     of    7     Pages
          -------------------------------------                                ---------    --------
-------------------------------------------------                       --------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          World Total Return, Inc.                                                                               52-1799732

-----------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                                          (b) |_|

-----------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A

-----------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                                                                   |-|
-----------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Maryland

-----------------------------------------------------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
        NUMBER                             0
          OF
        SHARES         ------------------------------------------------------------------------------------------------------
     BENEFICIALLY        8        SHARED VOTING POWER
        OWNED                              98,200
          BY           ------------------------------------------------------------------------------------------------------
         EACH            9        SOLE DISPOSITIVE POWER
      REPORTING                            0
        PERSON         ------------------------------------------------------------------------------------------------------
         WITH            10       SHARED DISPOSITIVE POWER
                                           98,200
-----------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   98,200
-----------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                                          |_|
-----------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   5.27%
-----------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   CO
-----------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

         This Schedule 13D is being filed on behalf of U.S.A. Fund Limited Partnership, a Maryland limited partnership ("USA Fund") and World Total Return, Inc., a Maryland corporation ("WTR"), relating to shares of Class A Common Stock (the "Shares") of Oriole Homes Corp., a Florida corporation (the "Issuer").


Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the Shares of the Issuer, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Issuer is 1690 S. Congress Ave., Ste. 200, Delray Beach, FL 33445.

Item 2.  Identity and Background.

         (a) This statement is filed by USA Fund and WTR. The sole general partner of USA Fund is WTR. Marc P. Blum is the president of WTR. The directors of WTR are Marc P. Blum, Leonor T. Blum and J. Ronald Shiff. Marc P. Blum owns 25% of the outstanding stock of WTR. Leonor T. Blum owns 25% of the outstanding stock of WTR in her own name, 25% as custodian for Ari D. Blum and 25% as custodian for Alex D. Blum. WTR has a 1% interest in the profits of USA Fund. WTR and USA Fund are hereinafter referred to as the "Reporting Entities."

         (b) The business address of each of the Reporting Entities is 233 E. Redwood Street, Baltimore, Maryland 21202-3332.

         (c) USA Fund is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities and real estate for its own account. The principal business of WTR is to acquire, manage and ultimately dispose of real property wherever situated and act as general partner of USA Fund and World Total Return Fund Limited Partnership.

         (d) Neither of the Reporting Entities, nor to the best of their knowledge, any of the directors, executive officers, or controlling persons referred to in paragraph (a) above has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither of the Reporting Entities, nor to the best of their knowledge, any of the directors, executive officers, or controlling persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) USA Fund is a Maryland limited partnership. WTR is a Maryland corporation. Each of the individuals referred to in paragraph (a) above is a United States citizen.


Item 3.  Source and Amount of Funds or Other Consideration.

         The total amount of funds required by USA Fund to purchase the 98,200 Shares was approximately $416,041 and was furnished from the working capital of USA Fund.

Item 4.  Purpose of Transaction.

         USA Fund acquired the Shares in a series of open market purchases. As of December 10, 1998 (the date of the event which requires the filing of this Schedule 13D), the Reporting Entities beneficially owned an aggregate of 98,000 Shares. As of December 18, 1998, the Reporting Entities beneficially owned an aggregate of 98,200 Shares. The purchases of the Shares by USA Fund were effected for investment purposes only.

         The Reporting Entities may acquire additional Shares, or dispose of some or all of its Shares from time to time, depending on the price and market conditions, evaluation of alternative investments, and other factors. Currently, the Reporting Entities intend to review their investment in the Issuer on a continuing basis, and depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of their investment in the Issuer.

         Neither of the Reporting Entities nor, to the best of their knowledge, any persons referred to in Item 2 paragraph (a) above, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) As of December 18, 1998, USA Fund beneficially owned 98,200 Shares, representing 5.27% of the class of securities covered by this statement. By reason of its relationship with USA Fund, TWR may be deemed under Rule 13d-3 of the Exchange Act to own beneficially all of the Shares which USA Fund beneficially owns. The percentage is computed on the basis of 1,864,149 outstanding shares of Class A Common Stock reported by the Issuer as of September 30, 1998 in its most recent 10-Q report.

         (b) The Reporting Entities together share voting and dispositive power with respect to all Shares held by USA Fund.

         (c) During the sixty-day period ended as of the date hereof, USA Fund has purchased Shares in open market transactions as follows:

NUMBER OF SHARES           PRICE PER SHARE           DATE OF TRADE
----------------           ---------------           --------------
20,000                     $3.125                    11/12/98
15,000                     $2.750                    12/02/98
 8,000                     $2.250                    12/10/98
   200                     $2.750                    12/18/98

         (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

         By virtue of the relationships among the Reporting Entities as described in Item 2, the Reporting Entities may be deemed to be a "group" under the Federal securities laws.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 99.1--Joint Filing Agreement, dated as of December 18, 1998 by and between the Reporting Entities.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:  December 18, 1998              U.S.A. FUND LIMITED PARTNERSHIP

                                       By:  World Total Return, Inc.


                                       By:    /s/ Marc P. Blum
                                              Marc P. Blum, President


Dated: December 18, 1998               WORLD TOTAL RETURN, INC.


                                       By:    /s/ Marc P. Blum
                                              Marc P. Blum, President


C75913.634

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